UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                      Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: April 18, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

17 April 2013

CSR plc

(the “Company” )

Transaction in Own Shares

CSR plc announces that on 16 April 2013, it purchased from J.P. Morgan Securities plc 133,000 ordinary shares at a price of 491.1042 pence per ordinary share. The purchased shares will be held as treasury shares. Following the above purchase, the Company holds 16,950,567 ordinary shares in treasury, and has 168,307,743 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc

Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

17 April 2013

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 17 April 2013, it purchased from J.P. Morgan Securities plc 105,000 ordinary shares at a price of 489.022 pence per ordinary share. The purchased shares will be held as treasury shares. Following the above purchase, the Company holds 17,055,567 ordinary shares in treasury, and has 168,202,743 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc

Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

18 April 2013

CSR plc (the “Company”)

Announcement of the release of and dealing by Directors in ordinary shares of the Company pursuant to the CSR plc 2011 Executive Incentive Plan.

Pursuant to the rules of the CSR plc 2011 Executive Incentive Plan (the “Plan”), and following the fulfillment of performance conditions in respect of the period ended 28 December 2012, effective 16 April 2013, ordinary shares in the Company were released to the persons named below as participants in the Plan.

As permitted by the rules of the Plan, and pursuant to an irrevocable instruction given by the participants prior to the current close period, each of Mr van Beurden and Mr Gardiner sold sufficient shares to satisfy the tax arising on release, whilst Mr Ladas elected to sell all shares. The shares were sold at a price of £4.8885 per share on 17 April 2013.

The table below shows the number of shares issued to each of the participants, and the total holding following the transactions.

Director	Shares awarded	Shares sold	Holding in the Company following the transactions
Jozef van Beurden	138,485	65,429	245,290
Will Gardiner	104,419	49,334	235,591
Chris Ladas	68,139	68,139	86,234

18 April 2013

CSR plc (the “Company”)

Announcement of the release of and dealing by a Person Discharging Managerial Responsibility in ordinary shares of the Company pursuant to the CSR plc 2011 Executive Incentive Plan.

Pursuant to the rules of the CSR plc 2011 Executive Incentive Plan (the “Plan”), and following the fulfillment of performance conditions in respect of the period ended 28 December 2012, effective 16 April 2013, ordinary shares in the Company were released to Mr Murray as a participant in the Plan.

As permitted by the rules of the Plan, and pursuant to an irrevocable instruction given by Mr Murray, prior to the current close period he elected to sell all shares. The shares were sold at a price of £4.8885 per share on 17 April 2013.

The table below shows the number of shares issued to Mr Murray, and the total holding following the transactions.

PDMR	Shares awarded	Shares sold	Holding in the Company following the transactions
Mr A Murray	68,986	68,986	35,750